FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2012.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Capitalization and Indebtedness as of March 31, 2012 and Ratio of Earnings to Fixed Charges and Computation Thereof for the Five Fiscal Years Ended March 31, 2012

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2010 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-165049) of the registrant, filed with the SEC on February 24, 2010, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on September 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 27, 2012	By:	/s/ Minoru Hatada
Minoru Hatada
Senior Managing Director

Exhibit 1

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura Holdings, Inc. (“NHI”) as of March 31, 2012. There has been no material change in NHI’s capitalization and indebtedness since March 31, 2012.

Millions of yen
As of March 31, 2012
Short-term borrowings	¥1,185,613
Long-term borrowings	8,504,840
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares at March 31, 2012
Issued—3,822,562,601 shares at March 31, 2012
Outstanding—3,663,483,895 shares at March 31, 2012	594,493
Additional paid-in capital	698,771
Retained earnings	1,058,945
Accumulated other comprehensive loss	(145,149)

Total NHI shareholders’ equity before treasury stock	2,207,060
Common stock held in treasury, at cost—159,078,706 shares at March 31, 2012	(99,819)

Total NHI shareholders’ equity	2,107,241
Noncontrolling interests	281,896

Total equity	2,389,137

Total capitalization and indebtedness	¥12,079,590

NHI and certain of its subsidiaries enter into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding as of March 31, 2012 was ¥21,674 million.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges and the amount of fixed charge deficiency of NHI for the five fiscal years ended March 31, 2012, in accordance with U.S. GAAP.

	Millions of yen
	Fiscal year ended March 31,
	2008	2009	2010	2011	2012
Earnings:
Pre-tax income (loss) before adjustment for income or loss from equity investees	¥(75,327)	¥(774,731)	¥92,323	¥81,653	¥79,242
Add: Fixed charges	806,465	351,884	205,929	254,794	315,901
Distributed income of equity investees	10,035	7,307	4,827	4,802	4,508

Earnings as defined	¥741,173	¥(415,540)	¥303,079	¥341,249	¥399,651

Fixed charges	¥806,465	¥351,884	¥205,929	¥254,794	¥315,901
Ratio of earnings to fixed charges(1)	—	—	1.5	1.3	1.3
Fixed charge deficiency(2)	65,292	767,424	—	—	—

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.
(2)	The earnings for the fiscal years ended March 31, 2008 and 2009 were insufficient to cover fixed charges.